TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

DRILLING BEGINS ON MIRANDA’S TAZ PROJECT

Vancouver, BC, Canada –September 29, 2011 – Miranda Gold Corp. (“Miranda” or “the Company”) (TSX-V: MAD) is pleased to announce that Navaho Gold Limited (ASX:NVG) (“Navaho”) is now drilling on the Miranda’s TAZ project located within the Battle Mountain-Eureka gold trend, Eureka County, Nevada.

Miranda’s president and CEO, Ken Cunningham noted that this is the most active drill year the Company has ever seen.  Miranda now has four rigs testing projects in Nevada and Alaska (Angel Wing, Big Blue, TAZ and Ester Dome) and expects drilling to commence at Pavo Real in Colombia sometime in October.  The Company is also waiting for assay results from recently completed drill campaigns at Red Canyon, Red Hill and Coal Canyon.

At the TAZ project, Navaho has secured a diamond core rig from Major Drilling and plans to drill approximately 1,200 m in 3 to 4 holes.  The initial drill target at TAZ is to offset VC96-08, which intersected 21.3 m of 1.44 g Au/t from 65.5 m to 86.9 m and ended in anomalous mineralization.  Hole VC96-08 was completed by BHP Minerals in 1996 and has never been offset. Previous exploration at TAZ focused on shallow, oxide, gold mineralization and the BHP drill hole is considered too shallow to have adequately tested the most favorable host units lower in the carbonate section.

Project Details

Miranda's TAZ project is located within the Battle Mountain-Eureka gold trend, approximately 42 km northwest of Eureka, Nevada.  The project consists of 142 unpatented lode claims, covering 11.9 sq. km.  The property lies along the margin of a north-south-trending carbonate window where Devonian-age limestone of the Denay and Devils Gate Formations are exposed through the Roberts Mountains Thrust.  Devonian-age limestone is a favorable host for sediment-hosted gold systems such as the Cortez Hills, Pipeline, Gold Bar and Barrick’s newly announced Red Hill deposits in Nevada.  The thrust and west-northwest and east-northeast-trending fault zones are locally bleached, brecciated and silicified.

All data, disclosed in this press release, including sampling, analytical and test data have been reviewed and verified by Vice President of Exploration Joe Hebert, C.P.G., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Agreement details

Under the terms of a February 11, 2011, exploration and option to form a joint venture agreement, Navaho will have to make initial exploration expenditures of US$3,000,000 over a four-year period, with the first year’s commitment of $400,000 an obligation.  Navaho will then have the option and right to earn a 75% interest by either producing a positive feasibility study in four years or by spending an additional $10,000,000 over 10 years at a rate of no less than $1,000,000 per year.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.